LION INDUSTRIES CORPORATION BERHAD (415-D)

(Formerly known as Lion Land Berhad)

A Member of The Lion Group

03007487

24 February 2003

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549

SUPPL

Attn : Ms Victoria C Choy

Dear Sirs

Re : Exemption No. 82-3342
Issuer : Lion Industries Corporation Berhad (Formerly known as Lion Land Berhad) ("LICB")

We enclose herewith the following documents for filing pursuant to exemption No. 82-3342 granted to Lion Industries Corporation Berhad (Formerly known as Lion Land Berhad) under rule 12g3-2(b) of the Securities Exchange Act of 1934:

a) General Announcement dated 21 February 2003, Re : Lion Corporation Berhad, Lion Industries Corporation Berhad (formerly known as Lion Land Berhad), Amsteel Corporation Berhad and Silverstone Corporation Berhad (formerly known as Angkasa Marketing Berhad) - Proposed Corporate and Debt Restructuring Exercises; and

b) Circular to Shareholders dated 21 February 2003 in connection with the closure of books relating to the capital reconstruction exercise for LICB involving:
   - A capital reduction of RM0.25 in each existing issued and fully paid-up ordinary share of RM1.00 each in LICB, and
   - Thereafter a capital consolidation on the basis of four ordinary shares of RM0.75 each into three ordinary shares of RM1.00 each credited as fully paid-up.

Please contact the undersigned if you have any query.

Yours faithfully
LION INDUSTRIES CORPORATION BERHAD
(Formerly known as LION LAND BERHAD)

WONG PHOOI LIN
Secretary

dlw 3/20

c.c. Ms Andres Estay - The Bank of New York
ADR Department
101 Barclay St., 22nd Floor
New York
NY 10286

Form Version 2.0

General Announcement

Submitted by MB_RHB_SAKURA on 21/02/2003 06:15:39 PM
Reference No MM-030221-894F9

Submitting Merchant Bank (if applicable)	:	**RHB Sakura Merchant Bankers Berhad**
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**Lion Land Berhad**
* Stock name	:	**LIONLND**
* Stock code	:	**4235**
* Contact person	:	**Mr Kenneth Chow**
* Designation	:	**General Manager, Corporate Finance**

* Type : ● **Announcement** ○ **Reply to query**

* Subject :

LION CORPORATION BERHAD ("LCB")
LION INDUSTRIES CORPORATION BERHAD ("LICB")
(formerly known as Lion Land Berhad)
AMSTEEL CORPORATION BERHAD ("ACB")
SILVERSTONE CORPORATION BERHAD ("SCB")
(formerly known as Angkasa Marketing Berhad)

PROPOSED CORPORATE AND DEBT RESTRUCTURING EXERCISES ("PROPOSED GWRS")

* **Contents :-**

Quote

The Board of Directors of LCB, LICB, ACB and SCB (collectively referred to as the "Lion Group") jointly announce that the respective Orders granted by the High Court of Malaya pursuant to Section 64 of the Companies Act, 1965 confirming the Lion Group's proposed capital reconstruction exercises under the Proposed GWRS ("Capital Reconstruction Exercises") were lodged with the Companies Commission of Malaysia earlier today.

Shareholders of LCB, LICB, ACB and SCB and potential investors are requested to refer to the respective Circulars to Shareholders issued by the Lion Group on 9 January 2003 and the respective companies' announcements dated 30 January 2003, 17 February 2003 and 20 February 2003 for further details of the Capital Reconstruction Exercises.

This announcement is dated 21 February 2003.

Unquote

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION AND SHOULD BE READ TOGETHER WITH THE CIRCULAR TO SHAREHOLDERS DATED 9 JANUARY 2003 ISSUED BY LION INDUSTRIES CORPORATION BERHAD (FORMERLY KNOWN AS LION LAND BERHAD) ("LICB" OR THE "COMPANY").

If you have sold or transferred all your shares in LICB you should immediately send this Circular to the agent through whom the sale or transfer was contracted or effected for onward transmission to the purchaser or transferee.

The Kuala Lumpur Stock Exchange takes no responsibility for the contents of this Circular, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this Circular.

LION INDUSTRIES CORPORATION BERHAD (415-D)
(Formerly known as Lion Land Berhad)
(Incorporated in Malaysia)

CIRCULAR TO SHAREHOLDERS

in connection with the

CLOSURE OF BOOKS RELATING TO THE CAPITAL RECONSTRUCTION EXERCISE FOR LICB INVOLVING:

- **A CAPITAL REDUCTION OF RM0.25 IN EACH EXISTING ISSUED AND FULLY PAID-UP ORDINARY SHARE OF RM1.00 EACH IN LICB; AND**
- **THEREAFTER A CAPITAL CONSOLIDATION ON THE BASIS OF FOUR ORDINARY SHARES OF RM0.75 EACH INTO THREE ORDINARY SHARES OF RM1.00 EACH CREDITED AS FULLY PAID-UP**

This Circular is dated 21 February 2003

DEFINITIONS

Except where the context otherwise requires, the following definitions and terms apply throughout this Circular:

Board	:	Board of Directors of LICB
Books Closure Date	:	The close of business at 5.00 p.m. on 12 March 2003, being the specified time and date at which the Record of Depositors will be closed for the purpose of determining the shareholders of LICB whose shareholding will be subject to the Capital Reconstruction for LICB
Capital Reconstruction for LICB	:	The capital reconstruction exercise involving a capital reduction of RM0.25 in each existing issued and fully paid-up ordinary share of RM1.00 each and thereafter a capital consolidation on the basis of four ordinary shares of RM0.75 each into three ordinary shares of RM1.00 each credited as fully paid-up
CCM	:	Companies Commission of Malaysia
CDS	:	Central Depository System
Consolidated Shares	:	The 445,035,027 ordinary shares of RM1.00 each in LICB arising from the Capital Reconstruction for LICB
Cos Act	:	The Companies Act, 1965 and any amendments thereto
EGM	:	Extraordinary General Meeting
KLSE	:	Kuala Lumpur Stock Exchange
LICB Group	:	LICB and its subsidiary and associated companies
LICB or the Company	:	Lion Industries Corporation Berhad (formerly known as Lion Land Berhad)
LICB Scheme	:	The corporate restructuring exercise, divestment programme and debt restructuring exercise for the LICB Group collectively, details of which are set out in the Main Circular
Main Circular	:	The circular to shareholders dated 9 January 2003 issued by LICB
Market Day	:	Any day between Monday to Friday (inclusive), excluding public holidays and being a day which the KLSE is open for trading of securities
MCD	:	Malaysian Central Depository Sdn Bhd
MOF	:	Ministry of Finance
Record of Depositors	:	A record of depositors provided by MCD to the Company under Chapter 24.0 of the Rules of MCD including any amendments thereof issued by MCD
RM	:	Ringgit Malaysia
RHB Sakura	:	RHB Sakura Merchant Bankers Berhad, the financial adviser to LICB in relation to the LICB Scheme
SC	:	Securities Commission
SRU	:	Share Recovery Unit

TABLE OF CONTENTS

LETTER TO THE SHAREHOLDERS OF LICB CONTAINING:

		Page
1.	INTRODUCTION	1
2.	NOTICE OF BOOKS CLOSURE	3
3.	NOTICE OF SHARE RECALL	3
4.	SUSPENSION OF TRADING	4
5.	DIRECTORS' RESPONSIBILITY STATEMENT	4
6.	FURTHER INFORMATION	4

LION INDUSTRIES CORPORATION BERHAD (415-D)
(Formerly known as Lion Land Berhad)
(Incorporated in Malaysia)

Registered Office:

Level 46, Menara Citibank
165 Jalan Ampang
50450 Kuala Lumpur

21 February 2003

Board of Directors:

Tan Sri Dato' Musa bin Hitam (Chairman)
Datuk Cheng Yong Kim (Managing Director)
Tan Sri Datuk Asmat bin Kamaludin
Dato' Kamaruddin @ Abas bin Nordin
Cheng Yong Liang
Heah Sieu Lay

To: The Shareholders of LICB

Dear Sir/Madam,

CLOSURE OF BOOKS RELATING TO THE CAPITAL RECONSTRUCTION EXERCISE FOR LICB INVOLVING:

- **A CAPITAL REDUCTION OF RM0.25 IN EACH EXISTING ISSUED AND FULLY PAID-UP ORDINARY SHARE OF RM1.00 EACH IN LICB; AND**
- **THEREAFTER A CAPITAL CONSOLIDATION ON THE BASIS OF FOUR ORDINARY SHARES OF RM0.75 EACH INTO THREE ORDINARY SHARES OF RM1.00 EACH CREDITED AS FULLY PAID-UP.**

1. INTRODUCTION

Your Board had on 30 January 2003 announced that the LICB Scheme was approved by the shareholders of LICB at the EGM of the Company convened on the same day.

As set out in the Main Circular, the LICB Scheme includes, *inter alia*, the Capital Reconstruction for LICB which involves a capital reconstruction exercise involving a capital reduction of RM0.25 in each existing issued and fully paid-up ordinary share of RM1.00 each in LICB and thereafter a capital consolidation on the basis of four ordinary shares of RM0.75 each into three ordinary shares of RM1.00 each credited as fully paid-up.

The Capital Reconstruction for LICB was approved by the SC *vide* its letter dated 9 July 2002. Pursuant to Section 64 of the Cos Act, the confirmation of the High Court of Malaya for the Capital Reconstruction for LICB was obtained on 17 February 2003 under Petition No. D5-26-11-2003 ("Court Order"). An official copy of the Court Order will be lodged with the CCM prior to the Books Closure Date and the resolution for the Capital Reconstruction for LICB will take effect on the same date.

To facilitate the Capital Reconstruction for LICB, the Company is recalling all its existing ordinary shares of RM1.00 each for cancellation of RM0.25 of the par value of each ordinary share. Subsequently, there will be a consolidation of every four ordinary shares of RM0.75 each into three ordinary shares of RM1.00 each credited as fully paid-up, as follows:

	Existing issued and paid-up capital RM	Par value RM	Capital reduction %	Issued and paid-up capital after Capital Reconstruction for LICB RM
LICB	593,380,035	1.00	25	445,035,027 *

* After taking into account the proposed allotment and issuance of 1 additional ordinary share of RM0.75 each for cash to increase the issued and fully paid-up share capital of LICB from RM445,035,026.25 (after the proposed capital reduction of RM0.25 in each LICB share) to RM445,035,027.00.

The Consolidated Shares will be credited into the respective CDS accounts of the shareholders of LICB.

In determining the number of Consolidated Shares to be credited to the shareholders of LICB, any fractions of the LICB shares after the Capital Reconstruction for LICB shall be disregarded and dealt with in such manner as your Board in its absolute discretion thinks fit and expedient.

Pursuant to Section 29 of the Securities Industry (Central Depositories) (Amendment) (No.2) Act, 1998 ("SICDA"), shareholders who held undeposited securities were required to deposit their shares with MCD by 1 December 1998 unless otherwise exempted from mandatory deposit. Shareholders whose shares were not deposited with MCD within the aforesaid period could appeal to the SRU of the SC by 1 June 1999 for transfer of shares back to the shareholders, failing which all undeposited shares will be transferred to the MOF. On 13 December 2000, the SC had directed the Company to transfer 1,522,213 ordinary shares of RM1.00 each to MOF and MOF had deposited such shares with the MCD. For the purpose of the Capital Reconstruction for LICB, all shares including those exempted from mandatory deposit, pending appeal with the SRU or transferred to the MOF will be recalled for cancellation and subsequent consolidation.

Based on the particulars of the Record of Members as at 14 February 2003, 593,376,181 ordinary shares of RM1.00 each of the issued and fully paid-up share capital of LICB of 593,380,035 ordinary shares of RM1.00 each have been registered in the name of Malaysian Central Depository Nominees Sdn Bhd and are in the custody of the MCD, whilst the balance of 3,704 LICB shares are pending appeal with the SRU and 150 LICB shares are exempted from mandatory deposit.

The notices informing the shareholders of the number of Consolidated Shares credited into their CDS accounts will be despatched not later than 10 Market Days after the Books Closure Date to the shareholders of LICB whose names are registered in the Record of Depositors maintained by MCD as at the close of business at 5.00 p.m. on 12 March 2003 and such notices will be despatched to the shareholders of LICB by ordinary post at the risk of the shareholders.

Upon the cancellation of RM0.25 from every existing ordinary share of RM1.00 each in LICB and the listing of and quotation for the Consolidated Shares, the existing ordinary shares of RM1.00 each in LICB WILL CEASE TO BE VALID FOR DELIVERY PURPOSES TO THE KLSE AND FOR DEPOSIT INTO CDS ACCOUNTS.

The purpose of this Circular is to serve as a notice of books closure for the Capital Reconstruction for LICB to facilitate the recalling, cancellation and subsequent consolidation of the existing LICB shares.

2. **NOTICE OF BOOKS CLOSURE**

LICB had made an announcement to the KLSE on 20 February 2003 and served a notice of books closure to its shareholders *vide* an advertisement in the New Straits Times on 21 February 2003 that the Record of Depositors will be closed at 5.00 p.m. on Wednesday, 12 March 2003 for the purpose of determining shareholders of LICB whose shares will be subject to the Capital Reconstruction for LICB.

In respect of ordinary transfers, the LICB shares transferred into the depositor's securities accounts before 4.00 p.m. on Wednesday, 12 March 2003 shall be subject to the Capital Reconstruction for LICB.

In respect of shares exempted from mandatory deposit, the LICB shares deposited into the depositor's securities account before 12.30 p.m. on Monday, 10 March 2003 shall be subject to the Capital Reconstruction for LICB.

The KLSE has already prescribed the securities of LICB on the Main Board of the KLSE to be deposited with MCD. Accordingly, any dealings in the Consolidated Shares, which are prescribed securities under the CDS, will be subject to the provisions of the Securities Industry (Central Depositories) Act, 1991, the SICDA and the Rules of MCD.

3. **NOTICE OF SHARE RECALL**

(a) **Existing shares in LICB already deposited into the CDS Account of shareholder**

The shareholders of LICB whose existing LICB shares are deposited in the CDS account(s) maintained with MCD at or before 5.00 p.m. on 12 March 2003 are advised that their existing LICB shares shall be subject to cancellation and consolidation pursuant to the Capital Reconstruction for LICB. NO ACTION IS REQUIRED TO BE TAKEN. The Consolidated Shares will be credited directly by MCD into the same CDS account(s) in which the existing LICB shares are currently deposited.

No physical share certificate will be issued to the shareholders of LICB in respect of the Consolidated Shares. However, notices informing the shareholders of the number of the Consolidated Shares credited into their CDS accounts will be despatched by ordinary post not later than 10 Market Days after the Books Closure Date to the shareholders of LICB at their own risk and to the address as registered with the MCD.

(b) **Existing shares in LICB not deposited with MCD and transferred to the MOF**

All existing shares in LICB not deposited with MCD by 1 December 1998 and which are not exempted from the mandatory deposit or pending approval for the appeal with the SRU of the SC would have been transferred to the MOF pursuant to Section 29 of the SICDA. The deadline for appeals to Jabatan Akauntan Negara to reclaim shares transferred to the MOF had expired on 31 May 2000. Pursuant to Section 29(5) of the SICDA, the MOF has the authority to sell or dispose of any such unclaimed shares and any proceeds from the said sale will be dealt with in accordance with the Unclaimed Moneys Act, 1965.

Shareholders who have failed to make an appeal by 31 May 2000 may submit their claims to the Registrar of Unclaimed Moneys to recover the proceeds from the sale of their unclaimed shares, after the sale has been carried out by the MOF. However, a written confirmation from Jabatan Akauntan Negara is required before any claims are made to the Registrar of Unclaimed Moneys.

Any shares recovered from the MOF will be in the form of the Consolidated Shares deposited directly into the CDS accounts of shareholders, if the recovery is effected after the Capital Reconstruction for LICB.

(c) **Existing shares in LICB exempted from mandatory deposit**

Shareholders whose shares are exempted from mandatory deposit should return their share certificates for the existing shares to the Company's Share Registrar in exchange for the share certificates for the Consolidated Shares. Upon the receipt of the share certificates for the existing shares, the share certificates for the Consolidated Shares will be despatched by ordinary post to the shareholders of LICB at their own risk and to the address as registered in the Register of Members.

(d) **Existing shares in LICB which are pending approval from the SRU**

NO ACTION IS REQUIRED TO BE TAKEN for shareholders whose shares are pending approval for the appeal with the SRU. Upon the receipt of approval of the appeal from the SRU, the relevant number of Consolidated Shares will be credited directly by MCD into the CDS account(s) of the shareholders. No physical share certificate will be issued to the shareholders of LICB in respect of the Consolidated Shares.

4. SUSPENSION OF TRADING

To facilitate the recalling, cancellation and subsequent consolidation of the existing LICB shares, the trading of LICB shares will be suspended with effect from 9.00 a.m. on Thursday, 6 March 2003, which is three clear Market Days prior to the Books Closure Date and the suspension will continue until the Capital Reconstruction for LICB is completed. Hence, the last day for trading of LICB shares shall be Wednesday, 5 March 2003.

ANY ENQUIRIES CONCERNING THE ABOVE NOTICE OF BOOKS CLOSURE SHOULD BE ADDRESSED TO THE COMPANY'S SHARE REGISTRAR:

Secretarial Communications Sdn Bhd
Level 47, Menara Citibank
165, Jalan Ampang
50450 Kuala Lumpur
Contact person : Mr Daniel Chew
Tel: 03 - 2162 2155
Fax: 03 - 2161 4535

5. DIRECTORS' RESPONSIBILITY STATEMENT

This Circular has been seen and approved by your Board and they collectively and individually accept full responsibility for the accuracy of the information given therein and confirm that after making all reasonable enquiries and to the best of their knowledge and belief, there are no material facts, the omission of which would make any statement herein misleading.

6. FURTHER INFORMATION

For further information on the Capital Reconstruction for LICB, shareholders of LICB are advised to read and consider carefully the contents of the Main Circular, which sets out the details of the Capital Reconstruction for LICB.

Yours faithfully
For and on behalf of the Board of Directors
LION LAND BERHAD

TAN SRI DATO' MUSA BIN HITAM
Chairman

PRINTED MATTER

BAYARAN POS JELAS
POSTAGE PAID
PUSAT MEL BUKIT RAJA
MALAYSIA
NO. SEL 0259

If undelivered, please return to:-

Secretarial Communications Sdn Bhd (92040-W)
Level 47, Menara Citibank
165, Jalan Ampang
50450 Kuala Lumpur

LION INDUSTRIES CORPORATION BERHAD (415-D)
(Formerly known as Lion Land Berhad)

A Member of The Lion Group

25 February 2003

03 MAR 12 AM 7:21

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549

Attn : Ms Victoria C Choy

Dear Sirs

Re : Exemption No. 82-3342
Issuer : Lion Industries Corporation Berhad (Formerly known as Lion Land Berhad) ("LICB")

We enclose herewith a copy of the Financial Results Announcement dated 24 February 2003, Re: Quarterly Report for the second quarter ended 31 December 2003 for filing pursuant to exemption No. 82-3342 granted to LICB under rule 12g3-2(b) of the Securities Exchange Act of 1934.

Please contact the undersigned if you have any queries.

Yours faithfully
LION INDUSTRIES CORPORATION BERHAD
(Formerly known as LION LAND BERHAD)

WONG PHOOI LIN
Secretary

c.c. Ms Andres Estay - The Bank of New York
ADR Department
101 Barclay St., 22nd Floor
New York
NY 10286

Form Version 2.0

Financial Results

Ownership transfer to **LLB/EDMS/KLSE** on **24-02-2003 05:37:37 PM**
Reference No **LL-030224-4DFDE**

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**LION INDUSTRIES CORPORATION BERHAD (Formerly known as LION LAND BERHAD)**
* Stock name	:	**LIONLND**
* Stock code	:	**4235**
* Contact person	:	**WONG PHOOI LIN**
* Designation	:	**SECRETARY**

Part A1 : QUARTERLY REPORT

*** Quarterly report for the financial period ended** : **31-12-2002**

*** Quarter** : ○ 1 Qtr ● 2 Qtr ○ 3 Qtr ○ 4 Qtr ○ Other

*** Financial Year End** : **30-06-2003**

*** The figures** : ○ have been audited ● have not been audited

Please attach the full Quarterly Report here:

Llb.xls

Remarks:

LION LAND BERHAD (415-D)
Secretary
24 FEB 2003

Part A2 : SUMMARY OF KEY FINANCIAL INFORMATION

Summary of Key Financial Information for the financial period ended
*** 31-12-2002**

		INDIVIDUAL QUARTER		CUMULATIVE QUARTER	
		CURRENT YEAR QUARTER *	PRECEDING YEAR CORRESPONDING QUARTER	CURRENT YEAR TO DATE *	PRECEDING YEAR CORRESPONDING PERIOD
		31-12-2002	31-12-2001	31-12-2002	31-12-2001
		[dd/mm/yyyy] RM'000	[dd/mm/yyyy] RM'000	[dd/mm/yyyy] RM'000	[dd/mm/yyyy] RM'000
1	Revenue	369,327	346,861	761,669	643,160

2	Profit/(loss) before tax	-33,320	-12,619	-42,957	-31,993
3	Profit/(loss) after tax and minority interest	-32,570	-13,892	-43,200	-34,151
4	Net profit/(loss) for the period	-32,570	-13,892	-43,200	-34,151
5	Basic earnings/(loss) per share (sen)	-5.49	-2.34	-7.28	-5.76
6	Dividend per share (sen)	0.00	0.00	0.00	0.00

		AS AT END OF CURRENT QUARTER*	AS AT PRECEDING FINANCIAL YEAR END
7	Net tangible assets per share (RM)	0.7000	0.7600

Remarks :

Note: For full text of the above announcement, please access the KLSE Web site at www.klse.com.my

Part A3 : ADDITIONAL INFORMATION

		INDIVIDUAL QUARTER		CUMULATIVE QUARTER	
		CURRENT YEAR QUARTER*	PRECEDING YEAR CORRESPONDING QUARTER	CURRENT YEAR TO DATE*	PRECEDING YEAR CORRESPONDING PERIOD
		31-12-2002	31-12-2001	31-12-2002	31-12-2001
		[dd/mm/yyyy] RM'000	[dd/mm/yyyy] RM'000	[dd/mm/yyyy] RM'000	[dd/mm/yyyy] RM'000
1	Profit/(Loss) from operations	4,811	24,297	31,889	43,580
2	Gross interest income	2,183	27,860	4,036	53,912
3	Gross interest expense	38,004	38,567	75,684	78,074

Note: The above information is for the Exchange internal use only.

LION LAND BERHAD (415-D)

Secretary

24 FEB 2003

LION INDUSTRIES CORPORATION BERHAD
(Formerly known as LION LAND BERHAD)

(Incorporated in Malaysia) (415-D)

Interim Report for the Second Quarter Ended 31 December 2002

Condensed Consolidated Income Statements	1
Condensed Consolidated Balance Sheets	2
Condensed Consolidated Statement of Changes in Equity	3
Condensed Consolidated Cash Flow Statement	4
Notes to the Condensed Financial Statements	5 - 10

LION INDUSTRIES CORPORATION BERHAD (415-D)
(Formerly known as LION LAND BERHAD)
(Incorporated in Malaysia)

Interim report for the second quarter ended 31 December 2002

The figures have not been audited.

CONDENSED CONSOLIDATED INCOME STATEMENTS

		INDIVIDUAL QUARTER		CUMULATIVE QUARTER	
	Note	CURRENT YEAR QUARTER 31/12/2002 RM'000	PRECEDING YEAR CORRESPONDING QUARTER 31/12/2001 RM'000	CURRENT YEAR TO DATE 31/12/2002 RM'000	PRECEDING YEAR CORRESPONDING PERIOD 31/12/2001 RM'000
Revenue		369,327	346,861	761,669	643,160
Operating expenses		(364,516)	(322,564)	(729,780)	(599,580)
Other operating income		-	-	-	-
Profit from operations		4,811	24,297	31,889	43,580
Finance costs		(38,004)	(38,567)	(75,684)	(78,074)
Share in results of associated companies		(2,310)	(2,209)	(3,198)	(4,411)
Income from other investments		2,183	27,860	4,036	53,912
Allowance for doubtful receivables		-	(24,000)	-	(47,000)
Loss before taxation		(33,320)	(12,619)	(42,957)	(31,993)
Taxation	17	(252)	(1,330)	(1,699)	(3,035)
Loss after taxation		(33,572)	(13,949)	(44,656)	(35,028)
Minority interests		1,002	57	1,456	877
Net loss for the period		(32,570)	(13,892)	(43,200)	(34,151)
Loss per share (sen):	25				
- Basic		(5.49)	(2.34)	(7.28)	(5.76)
- Fully diluted		-	-	-	-

(The Condensed Consolidated Income Statements should be read in conjunction with the Audited Financial Statements for the year ended 30 June 2002)

LION INDUSTRIES CORPORATION BERHAD (415-D)
(Formerly known as LION LAND BERHAD)
(Incorporated in Malaysia)

Interim report for the second quarter ended 31 December 2002 (Cont'd)
The figures have not been audited.

CONDENSED CONSOLIDATED BALANCE SHEETS

	Note	AS AT END OF CURRENT QUARTER 31/12/2002 RM'000	AS AT PRECEDING FINANCIAL YEAR END 30/6/2002 RM'000
Property, plant and equipment		1,361,233	1,262,264
Investment property		189,000	189,000
Property development projects		152,008	153,162
Investment in associated companies		57,132	60,327
Long term investments		82,286	81,981
Intangible assets		184,925	190,831
Current assets			
- Inventories		362,168	304,501
- Property development projects		19,607	17,758
- Amount due by contract customers		4,766	3,764
- Trade receivables		257,313	259,393
- Other receivables, deposits and prepayments		220,613	245,730
- Amount owing by related companies		1,180,892	1,285,053
- Deposits, cash and bank balances		96,979	111,009
		2,142,338	2,227,208
Current liabilities			
- Trade payables		241,725	231,583
- Other payables		1,098,847	1,057,922
- Amount due to contract customers		1,531	1,037
- Amount owing to related companies		142,491	142,855
- Short term borrowings	21	1,967,392	1,959,327
- Tax liabilities		36,614	44,617
		3,488,600	3,437,341
Net current assets / (liabilities)		(1,346,262)	(1,210,133)
		680,322	727,432
Share capital		593,380	593,380
Reserves		5,668	50,263
Shareholders' funds		599,048	643,643
Minority interests		23,360	25,399
Long term borrowings	21	43,230	43,230
Deferred tax liabilities		11,300	11,327
Deferred payables		3,384	3,833
		680,322	727,432
Net tangible assets per share (RM)		0.70	0.76

(The Condensed Consolidated Balance Sheets should be read in conjunction with the Audited Financial Statements for the year ended 30 June 2002)

LION INDUSTRIES CORPORATION BERHAD (415-D)
(Formerly known as LION LAND BERHAD)
(Incorporated in Malaysia)

Interim report for the second quarter ended 31 December 2002 (Cont'd)
The figures have not been audited.

CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

	Note	Share Capital RM'000	Share Premium RM'000	Other Reserves RM'000	Accumulated Losses RM'000	Total RM'000
Balance at 1 July 2002		593,380	515,190	121,699	(586,626)	643,643
Currency translation differences		-	-	(968)	-	(968)
Dividend paid for the financial year ended 30 June 2002	7	-	-	-	(427)	(427)
Net loss for the financial period		-	-	-	(43,200)	(43,200)
Balance at 31 December 2002		593,380	515,190	120,731	(630,253)	599,048

Note: There are no comparative figures as this is the first year the interim financial report is prepared in accordance with MASB 26 - *Interim Financial Reporting.*

(The Condensed Consolidated Statement of Changes In Equity should be read in conjunction with the Audited Financial Statements for the year ended 30 June 2002)

LION INDUSTRIES CORPORATION BERHAD (415-D)
(Formerly known as LION LAND BERHAD)
(Incorporated in Malaysia)

Interim report for the second quarter ended 31 December 2002 (Cont'd)
The figures have not been audited.

CONDENSED CONSOLIDATED CASH FLOW STATEMENT

	Note	CURRENT YEAR-TO-DATE 31/12/2002 RM'000
OPERATING ACTIVITIES		
Net loss before tax		(42,957)
Adjustments for:		
Non-cash items (mainly depreciation and amortisation)		32,552
Non-operating items (mainly finance costs)		74,824
Operating profit before changes in working capital		64,419
Changes in working capital:		
Net changes in current assets		(33,308)
Net changes in current liabilities		(6,574)
Others (mainly tax paid)		(9,723)
		14,814
INVESTING ACTIVITIES		
Equity investments		-
Others (mainly purchase of property, plant and equipment)		(6,296)
		(6,296)
FINANCING ACTIVITIES		
Issue of shares		-
Dividend paid to shareholders		(427)
Bank borrowings		3,999
Others (mainly interest paid)		(29,066)
		(25,494)
Net changes in cash & cash equivalents		(16,976)
Effects of exchange rate changes		-
Cash & cash equivalents at beginning of the period		(48,936)
Cash & cash equivalents at end of the period		(65,912)

Note: There are no comparative figures as this is the first year the interim financial report is prepared in accordance with MASB 26 - *Interim Financial Reporting.*

(The Condensed Consolidated Cash Flow Statement should be read in conjunction with the Audited Financial Statements for the year ended 30 June 2002)

LION INDUSTRIES CORPORATION BERHAD (415-D)
(Formerly known as LION LAND BERHAD)
(Incorporated in Malaysia)

Interim report for the second quarter ended 31 December 2002 (Cont'd)
The figures have not been audited.

NOTES TO THE CONDENSED FINANCIAL STATEMENTS

1. Accounting policies and method of computation

The interim financial report has been prepared in accordance with the Malaysian Accounting Standards Board ("MASB") Standard 26, "Interim Financial Reporting" and Part A of Appendix 9B of the Listing Requirements of the Kuala Lumpur Stock Exchange and should be read in conjunction with the audited financial statements of the Group for the financial year ended 30 June 2002.

The accounting policies and methods of computation adopted by the Group in this interim financial report are consistent with those adopted in the audited financial statements for the financial year ended 30 June 2002 except for the adoption of new MASB standards.

The adoption of the new MASB standards does not have any material effect on the financial results of the Group for the financial year-to-date.

2. Qualification of audit report

There were no qualifications on audit report of the preceding audited financial statements. However, the auditors drew atttention to the financial position of the Group and of the Company and the proposed restructuring scheme involving the Group's and the Company's debts and the rationalisation of the Group structure. The current status of the proposed restructuring scheme is disclosed in Note 20.

3. Seasonality or cyclicality

The operations of the Group are not subject to material seasonal or cyclical effects.

4. Unusual items

There were no items affecting assets, liabilities, equity, net income or cash flows that are unusual because of their nature, size or incidence.

5. Material changes in estimates

There were no material changes in estimates of amounts reported in prior interim period of the current financial year or in prior financial years.

6. Debt and equity securities

There were no issuance, cancellations, repurchases, resales and repayments of debt and equity securities for the current quarter and financial year-to-date.

7. Dividend paid

During the current quarter and financial year-to-date, a first and final dividend of 0.1 sen per share, less tax, amounting to RM0.43 million in respect of the previous financial year ended 30 June 2002 was paid by the Group.

8. Segmental reporting

The Group's segmental report for the financial year-to-date are as follows:

	Steel RM'000	Property RM'000	Construction RM'000	Others RM'000	Group RM'000
Total sales	716,338	25,040	3,512	19,259	764,149
Inter-segment sales	-	(1,582)	(898)	-	(2,480)
External sales	716,338	23,458	2,614	19,259	761,669
Segment result	31,911	6,579	(822)	(4,166)	33,502
Finance costs					(75,684)
Unallocated income (net of cost)					2,423
Share in results of associated companies					(3,198)
Loss before taxation					(42,957)

9. Valuation of property, plant and equipment

The valuation of property, plant and equipment have been brought forward without any amendments from the previous audited financial statements.

10. Material events subsequent to the balance sheet date

Other than as disclosed in Note 20, there were no material events subsequent to the end of the interim period that have not been reflected in the financial statements for the interim period.

11. Changes in the composition of the Group

There were no material changes in the composition of the Group for the current quarter and financial year-to-date except for the completion of the acquisition of 100% equity interest in Antara Steel Mills Sdn Bhd by Amsteel Mills Sdn Bhd, a subsidiary of the Company, on 10 September 2002.

The effect of the above acquisition on the financial results of the Group during the financial year has not been disclosed separately as it is not material to the Group.

12. Changes in contingent liabilities or contingent assets

Contingent liabilities (unsecured) in respect of guarantees or indemnities given by the Group for credit facilities obtained and utilised by an associated company remain at RM 191 million.

The claim brought by a sub-contractor against a subsidiary company for loss of profit and uncertified works performed also remain at RM 10.6 million.

13. Review of performance

For the six (6) months ended 31 December 2002, higher revenue was recorded by the Group as compared to the preceding year corresponding period, contributed mainly by the steel operations. However, due to the initial losses incurred by the new steel mill in Banting and the increasing raw material prices for steel products, lower operating profit was reported.

14. Comparison with the preceding quarter's results

As reported in the previous interim report, a lower performance is expected for the current quarter in view of the slowdown in the construction sector and the initial losses incurred by our new steel mill plant. The sharp increase in international scrap prices have further deteriorated the profit margin of the Group's steel products.

15. Prospects

International scrap prices are expected to move further upwards thereby affecting the performance of the Group's Steel Division. In view of the foregoing, the Directors do not expect the Group's performance to improve in the next quarter.

16. Profit forecast / profit guaranteed

This note is not applicable.

17. Taxation

	INDIVIDUAL QUARTER		CUMULATIVE QUARTER	
	CURRENT YEAR QUARTER 31/12/2002 RM'000	PRECEDING YEAR CORRESPONDING QUARTER 31/12/2001 RM'000	CURRENT YEAR TO DATE 31/12/2002 RM'000	PRECEDING YEAR CORRESPONDING PERIOD 31/12/2001 RM'000
In respect of current period:				
- income tax	189	1,379	1,635	3,084
- deferred tax	(13)	(25)	(27)	(25)
	176	1,354	1,608	3,059
In respect of prior years:				
- income tax	76	11	91	11
Associated companies	-	(35)	-	(35)
	252	1,330	1,699	3,035

Taxation is provided for the Group for the current quarter and financial year-to-date despite losses incurred due mainly to certain expenses which are not deductible for tax purposes and losses of certain subsidiary companies which for tax purposes cannot be offset with profits of other subsidiary companies within the Group.

18. Unquoted investments and/or properties

There were no sale of unquoted investments and/or properties for the current quarter and financial year-to-date.

19. Quoted securities

There were no purchases or disposals of quoted securities for the current quarter and financial year-to-date.

The Group's investments in quoted securities as at end of the reporting period are as follows:

	RM'000
At cost	4,910
At book value	2,910
At market value	2,428

20. Status of corporate proposals

No	Date of Announcement	Subject	Status
1.	10.08.2000 and 30.12.2002	Proposed disposal of a piece of industrial land with buildings erected thereon to Likom Caseworks Sdn Bhd for a sale consideration of RM 93.15 million. ("Proposed Disposal")	The Proposed Disposal was terminated on 28.12.2002.
1.1	11.07.2001 and 29.01.2003	Proposed deferment of the redemption date of the 43,613,000 5-year cumulative redeemable preference shares of RM 0.01 each in Likom Computer System Sdn Bhd currently held by the Company ("LICB") from 29.06.2001 to 28.12.2003.	Pending approvals of : a. Shareholders of the Company; and b. Any other relevant authorities.
2.	05.07.2000, 19.10.2000, 30.03.2001, 02.05.2001, 08.10.2001, 26.03.2002, 09.05.2002, 12.07.2002, 19.07.2002, 16.09.2002, 18.09.2002, 10.10.2002, 28.11.2002, 08.01.2003, 09.01.2003, 30.01.2003, 05.02.2003, 06.02.2003 and 17.02.2003	Proposed groupwide restructuring scheme (as revised) with the objective to: a. consolidate, stabilise and restructure and rationalise the cash flow and funding of the Group; and b. reorganise and restructure the Group's business ("Proposed GWRS"). The Proposed GWRS involves inter-alia the following corporate proposals :	Approvals obtained from : a. Ministry of International Trade and Industry on 23.04.2002 (for Lion Corporation Berhad and Angkasa Marketing Berhad (now known as Silverstone Corporation Berhad) only; not applicable to LICB); b. Foreign Investment Committee on 30.04.2002; c. Bank Negara Malaysia on 03.05.2002 and 30.01.2003; d. Securities Commission on 09.07.2002 and 01.10.2002; e. Scheme Creditors on 16.09.2002 and 18.09.2002; and f. Shareholders of the Company on 30.01.2003. Orders granted by the High Courts of Malaya pursuant to : a. Section 176(3) of the Companies Act, 1965 ("Act") sanctioning the proposed scheme of arrangement between the Company and its creditors on 30.01.2003; and b. Section 64 of the Act confirming the Proposed Capital Reconstruction on 17.02.2003.
2.1		Proposed reduction of RM 0.25 in each of the existing issued and paid-up capital of RM 1.00 in the Company and thereafter consolidation on the basis of 4 ordinary shares of RM 0.75 each into 3 ordinary shares of RM.1.00 each ("Proposed Capital Reconstruction").	
2.2		Proposed acquisition of 59.47% equity interest in Chocolate Products (Malaysia) Berhad (now known as Lion Diversified Holdings Berhad) from Amsteel Corporation Berhad ("Amsteel") Group for a consideration of RM 201.50 million.	
2.3		Proposed acquisition of 83.70% equity interest in Posim Berhad from Avenel Sdn Bhd ("Avenel").	
2.4		Proposed disposal of 25% equity interest in Avenel to Amsteel and the payment to Amsteel of RM 122.05 million in respect of the proposed disposal, in view of the excess of Avenel's debts over the fair value of Avenel's assets.	

20. Status of corporate proposals (Cont'd)

No	Date of Announcement	Subject	Status
2.5		Proposed issue of LICB Bonds and LICB Consolidated and Rescheduled USD debts to settle its financial institution creditors and intercompany balances.	Pending : a. approval-in-principle of the Kuala Lumpur Stock Exchange for the listing of and quotation for the new shares to be issued pursuant to the Proposed GWRS; and b. approval of any other relevant authorities.
2.6		Proposed disposal of 100% equity interest in Lion Plaza Sdn Bhd to Amsteel for a consideration of RM 35.66 million.	

21. Group's borrowings and debt securities

The Group's borrowings as at end of the reporting period are as follows :

	Short Term RM'000	Long Term RM'000	Total RM'000
Secured	74,767	-	74,767
Unsecured	1,892,625	43,230	1,935,855
	1,967,392	43,230	2,010,622

	Foreign Currency '000	RM'000
The Group's borrowings are denominated in the following currencies :		
- Ringgit Malaysia	-	1,123,243
- US Dollar	231,224	878,651
- Chinese Renminbi	19,020	8,728
		2,010,622

22. Off balance sheet risk financial instruments

There were no financial instruments with off balance sheet risk at the date of this report.

23. Changes in material litigation

There were no changes in material litigation since the last annual balance sheet date.

24. Dividend

The Board does not recommend any interim dividend for the current quarter and financial year-to-date.

25. Loss per share

Basic

Loss per share is calculated by dividing the Group's loss after tax and minority interests by the number of ordinary shares in issue of 593.38 million.

Fully diluted

The fully diluted loss per share is not disclosed as the unissued ordinary shares granted to employees pursuant to the Company's Executive Share Option Scheme have no dilutive effect since the exercise price is above the average market value of the Company's shares.